EXHIBIT B

January 26, 2024

Board of Directors
Overseas Shipholding Group, Inc.
Two Harbour Place
302 Knights Run Avenue, Suite 1200
Tampa, FL 33602

Dear Members of the Board:

On behalf of Saltchuk Resources, Inc. (“Saltchuk”), we submit this non-binding indication of interest regarding a possible transaction in which Saltchuk, or an affiliate, would acquire all outstanding shares of common stock of Overseas Shipholding Group, Inc. (“OSG” or the “Company”) that Saltchuk does not already own (the “Proposed Transaction”).

As of January 26, 2024, Saltchuk beneficially owns 15,203,554 shares of OSG common stock, representing approximately 21% of the Company’s outstanding shares. Based upon OSG’s SEC filings, we believe we are the Company’s largest stockholder. As you know, between June and September 2021, we engaged in discussions concerning a possible transaction with OSG. During this period, new COVID-19 variants emerged, uncertainty about the timing of recovery, for both our nation and OSG, increased, and we felt the timing was not right.

We continue to believe Saltchuk would be an ideal long-term home for the Company and therefore propose to acquire all outstanding shares of OSG that we do not already own for $6.25 per share, on a fully-diluted basis, in cash, which represents a premium of 5.9% to the closing price per share of $5.90 as of January 26, 2024; a 21.9% premium above the trailing 3-month volume-weighted average stock price of $5.13; and a 30.2% premium to the most recent privately negotiated share repurchase by OSG consummated on November 10, 2023 when the Company acquired 1,425,000 million shares from Cyrus Capital Partners, L.P. at a price per share of $4.80. We believe that the Proposed Transaction maximizes value for all current stockholders of OSG.

By its nature, shipping has multi-decade investment cycles and shorter-term economic cycles, both of which are better supported by a privately held family business versus being traded in the public markets. Saltchuk has the benefit of having significant experience and great confidence in the future of the Jones Act and the benefits it provides our Country. In fact, over the last 20 years, Saltchuk has invested well over a billion dollars in new Jones Act vessels.

Saltchuk has a strong culture of employee safety and environmental stewardship. With over 7,000 employees in our family of companies, we work hard to create a workplace where we would be proud to have our children work. We believe that OSG is a great cultural fit with Saltchuk, that our values are aligned, and we would be honored to support and welcome OSG’s employees into the Saltchuk organization.

The Proposed Transaction will be funded through a combination of equity capital from Saltchuk and refinancing or retaining the Company’s current debt facilities, commitments for which will be in hand prior to signing definitive agreements.

Given our previous engagement and our position as OSG’s largest stockholder, we believe we can move quickly and execute a definitive purchase and sale agreement within a 30-day confirmatory due diligence period with minimal disruption to the Company’s operations. This is subject to (a) negotiation and execution of a mutually satisfactory definitive acquisition agreement and related documentation with customary representations, warranties, conditions, and other provisions (the “Acquisition Agreement”), and (b)completion of confirmatory due diligence, including site visits, meetings with management, andcustomary operational, financial, legal, HR, and tax due diligence.

This letter is non-binding, does not create or impose any legal obligation on any party (including any obligation to continue discussions regarding the Proposed Transaction), and does not constitute an offer capable of acceptance.

We believe now is the best time to bring our organizations together. We believe the Proposed Transaction represents a unique opportunity for our respective companies, employees, and stockholders. In accordance with SEC requirements, we will file an amended Schedule 13D with the SEC that will disclose the contents of this non-binding letter.

Sincerely,

/s/ Mark Tabbutt
Mark Tabbutt
Chairman, Saltchuk Holdings, Inc.

Cc: Members of the Saltchuk Board of Directors

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